

March 28, 2011

Via E-mail
Douglas F. Garn
President and Chief Executive Officer
Quest Software, Inc.
5 Polaris Way
Aliso Viejo, CA 92656

> **Re:** **Quest Software, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed February 24, 2011**
> **File No. 000-26937**

Dear Mr. Garn:

We have reviewed your filing and have the following comments. Comments, if any, related to your Part III disclosure will be provided under separate cover after it has been filed. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Comparison of Fiscal Years Ended December 31, 2010 and 2009

Revenues, page 30

1. We note on page 31 that service revenues increased mainly as a result of growth from maintenance renewals from your Windows Management products with contributions also from maintenance renewals from your Virtualization Management products. We also note those increases were offset by lower maintenance revenues from your Database Management products. Please note that prefacing a reference to the source or sources of changes with the word "mainly" could obscure a

reader's ability to identify the material sources of the change. Also, where a material change is attributed to two or more factors, including any offsetting factors, tell us how you considered quantifying each factor that contributed to such change. We refer you to Item 303(a)(3) of Regulation S-K and Section III.D of SEC Release No. 34-26831.

2.   In addition, considering maintenance renewals continue to have a significant impact on your revenue growth; please update us as to your consideration to include a discussion of the renewal rates for your various product lines. We refer to your response to comment 2 in your letter dated July 16, 2009. In this regard, the term licenses referred to in your prior response do not appear to comprise a significant portion of your operations. Also, it is unclear how the period in which a customer renews their maintenance contract would impact your ability to include a meaningful discussion of the percentage of customers that renew their maintenance agreements. Lastly, it appears that you completed the implementation of your Oracle financial system during fiscal 2010 such that renewal information for your foreign subsidiaries should now be available.

Income Tax Provision, page 33

3.   Tell us how you considered expanding your disclosures to explain, in greater detail, the nature and location of your high and low tax jurisdictions and how those jurisdictions relate to, or impact, your foreign and domestic effective tax rates. To the extent that one or two countries have had a more significant impact on your effective tax rate, then tell us how you considered disclosing this information and including a discussion regarding how potential changes in such countries' operations may impact your results of operations. Also, tell us if you have entered into any agreements with the Internal Revenue Service with regard to certain foreign jurisdictions (e.g. advanced pricing agreements), and if so tell us what consideration you have given to including a discussion of the material terms of such agreements. We refer you to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release 34-48960.

Consolidated Financial Statements

Note 7. Cost Method Investments, page F-23

4.   It appears from your disclosures on pages F-11 and F-23 that you only estimate the fair value of your cost-method investments when you have identified events or changes in circumstances that may have a significant adverse effect on the fair value of the investment. Please confirm, and if so, clarify your reasons for not estimating the fair value of such investments during each reporting period pursuant to the guidance in ASC 320-10-35-26. In this regard, if you have determined that it is not practicable to estimate the fair value of your cost-method investments in accordance with paragraphs 17 – 19 of ASC 825-10-50, then explain further your conclusions and tell us how you considered the disclosure requirements of ASC 825-10-50-16.

Note 13. Stock-based Compensation and Employee Benefit Plans, page F-29

5.   Please tell us what the "cash settlement of equity based awards" as presented in your consolidated statements of stockholders' equity represents. To the extent this relates to your share-based payment awards, tell us what impact, if any, the cash settlement feature had on the classification of

such awards as either equity or liabilities. Specifically, tell us how you considered the guidance in ASC 718-10-25-15.

Note 16 – Commitments and Contingencies, page F-36

6. We note your disclosures on page F-37 regarding the patent litigation involving Centrify. Please clarify whether you have accrued for any potential losses related to this litigation. Also, if there is a least a reasonable possibility that a loss exceeding amounts already recognized (or not recognized) may have been incurred and the amount of that additional loss would be material you must either disclose the estimated loss, or state that such an estimate cannot be made. Please tell us whether you believe that it is reasonably possible additional losses would be material and, if so, how your disclosures comply with paragraphs 3 through 5 of ASC 450-20-50 and SAB Topic 5Y.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Benton, Staff Accountant at (202) 551-3804 if you have questions regarding comments on the financial statements and related matters. If you need further assistance, you may contact me at (202) 551-3499.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief